
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 21, 2007

Via U.S. mail and facsimile

Mr. David R. Ames
Chief Executive Officer and President
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

> **Re:** **Xethanol Corporation**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed June 8, 2007**
> **File No. 333-131836**

Dear Mr. Ames:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page F-2

1. It appears to us that there is an inconsistency in your presentation of property and equipment, net and property held for development at December 31, 2006 on page F-2 with amounts disclosed on pages F-14 and F-26. Please clarify or revise.

Prior comment 2

2. We note your response to prior comment 2. Please provide us excerpts from your supply agreement with Aventine related to the pricing of the products you ship. Please explain to us the specific factors that impact the determination of the final price.

Prior comment 3

3. Please explain how H2Diesel's initial implementation of EITF 00-19-2 is reflected in your financial statements.

<u>Prior comment 4</u>

4. Please explain how you valued and estimated the costs to manage their operations.

       *   *   *   *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

               Sincerely,

               Jennifer Hardy
               Legal Branch Chief

cc: Mr. Charles D. Vaughn, Esq.
    Nelson Mullins Riley & Scarborough LLP
    999 Peachtree Street NE, 14th Floor
    Atlanta, Georgia 30309